09040557

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
APR 01 2009
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67011

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Beneficial Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Social Hall Avenue (No. and Street)

Salt Lake City (City) UT (State) 84136 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael P. Maughan 801-933-7862 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

299 South Main Street, Suite 1900 (Address) Salt Lake City (City) UT (State) 84111 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

<u>OATH OR AFFIRMATION</u>

I, Mike Maughan, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule pertaining to Beneficial Investment Services, Inc., as of and for the year ended December 31, 2008, are true and correct. I further swear (or affirm) that neither Beneficial Investment Services, Inc. nor any officer, proprietor, principal, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Notary Public
DANA BURNETT
46 Woodrow Street
Murray, Utah 84107
My Commission Expires
September 27, 2010
State of Utah

Notary Public

Signature

Financial and Operations Principal
Title

This report ** contains (check all applicable boxes):

(x) ( ) Independent Auditors' Report.
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Shareholder's Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors.
(x) ( ) Notes to Financial Statements.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (not applicable).
( ) (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3 (not applicable).
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 (not required) and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (not applicable).
( ) (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable).
(x) (1) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report (not required).
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17e-5(e)(3).

Deloitte.

Deloitte & Touche LLP
Suite 1900
299 South Main Street
Salt Lake City, UT 84111
USA

Tel: +1 801 328 4706
Fax: +1 801 366 7900
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Beneficial Investment Services, Inc.
Salt Lake City, Utah

We have audited the following financial statements of Beneficial Investment Services, Inc. (the "Company") for the year ended December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Beneficial Investment Services Inc, at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared from separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company as discussed in Note 6.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of computation of net capital for brokers and dealers as of December 31, 2008 (page 13) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the

Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

March 25, 2009

BENEFICIAL INVESTMENT SERVICES, INC.
SEC I.D. No. 8-67011

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$2,171,641
Commissions receivable	294,065
Income tax receivable from parent	797,684
Prepaid expenses	36,837
Security deposits	100,000
TOTAL	$3,400,227

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Due to parent	$1,153,065
Accounts payable and other accrued expenses	39,465
Total liabilities	1,192,530
COMMITMENTS AND CONTINGENCIES	
SHAREHOLDER'S EQUITY	
Common stock ($1.00 par value, 50,000 shares authorized and outstanding at December 31, 2008)	50,000
Additional paid-in capital	4,423,500
Accumulated deficit	(2,265,803)
Total shareholder's equity	2,207,697
TOTAL	$3,400,227

See notes to financial statements.

BENEFICIAL INVESTMENT SERVICES, INC.
SEC I.D. No. 8-67011

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUE:	
Commission revenue	$ 4,970,654
Interest income	45,601
Total revenue	5,016,255
OPERATING EXPENSES:	
Commission expense	4,267,354
Employee compensation and benefits	1,432,636
Overhead and support services	417,594
Legal and consulting	135,726
Regulatory fees and expenses	22,378
Clearing fees and expenses	241,901
Software expense	203,373
Travel	91,387
Insurance	29,364
Office supplies	46,283
Employee training and education	15,304
Rent	53,707
Other	150,087
Total operating expenses	7,107,094
NET LOSS BEFORE INCOME TAX BENEFIT	(2,090,839)
INCOME TAX BENEFIT	797,684
NET LOSS	$ (1,293,155)

See notes to financial statements.

BENEFICIAL INVESTMENT SERVICES, INC.
SEC I.D. No. 8-67011

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCE — January 1, 2008	$ 50,000	$ 2,562,500	$ (972,648)	$ 1,639,852
Forgiveness of amounts owed to parent		1,861,000		1,861,000
Net loss			(1,293,155)	(1,293,155)
BALANCE — December 31, 2008	$ 50,000	$ 4,423,500	$ (2,265,803)	$ 2,207,697

See notes to financial statements.

BENEFICIAL INVESTMENT SERVICES, INC.
SEC I.D. No. 8-67011

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (1,293,155)
Adjustments to reconcile net loss to net cash used in operating activities —	
Net changes in assets and liabilities:	
Commissions receivable	41,198
Income tax receivable from parent	(104,231)
Prepaid expenses	(33,868)
Accounts payable and other accrued expenses	5,851
Due to parent	802,141
Net cash used in operating activities	(582,064)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(582,064)
CASH AND CASH EQUIVALENTS — Beginning of year	2,753,705
CASH AND CASH EQUIVALENTS — End of year	$ 2,171,641

SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS FROM FINANCING ACTIVITIES:	
Increase in shareholder's equity and decrease in due to parent from the forgiveness of amounts owed to parent	$ 1,861,000

See notes to financial statements.

1. ORGANIZATION AND DESCRIPTION OF OPERATIONS

Beneficial Investment Services, Inc. (the "Company"), a securities broker-dealer licensed in 49 states, is subject to regulation under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company was formed on March 12, 2004. The Company is a wholly-owned subsidiary of Beneficial Life Insurance Company ("Beneficial Life").

The Company was approved to operate as a full scope broker-dealer as of May 21, 2007 and began operations as a full scope nonclearing broker-dealer on August 9, 2007.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Cash and Cash Equivalents — Cash and cash equivalents include all highly liquid investments with maturities at purchase or origination of three months or less.

Commissions Receivable and Commissions Payable — Commissions receivable primarily represent commissions due to the Company from the sale of financial products. Commissions payable represent amounts due to the Company's sales representatives in connection with the sale of financial products.

Security Deposits — Security deposits represent deposits maintained with clearing broker-dealers in connection with the use of their services.

Commissions — The Company, as a full scope broker-dealer, receives revenue from various securities-related companies and pays corresponding registered representative commissions. The Company also receives overwrite commissions for a small subset of dually-registered representatives, based on their sale of registered products. Certain representatives of this subset are independent contractors of Allegis Advisors (a Beneficial broker- dealer), which was dissolved March 31, 2008. The commissions paid to these representatives were paid directly to them by the other broker-dealer. As a result, the Company recorded the net commissions received as revenue. Other representatives are employees of Beneficial Life. Commissions paid to these representatives are paid by Beneficial Life and charged to the Company through due to parent. The Company records the gross amount received as commission revenue and the amount paid to the representatives as commission expense.

Income Taxes — The Company's operations are included in the consolidated federal and state income tax returns of Beneficial Life. Based on the tax sharing arrangement with Beneficial Life, the Company is allocated a provision or benefit for income taxes based principally on the effect of including its operations in the consolidated provision for income taxes. Deferred income taxes are provided for timing differences in the recognition of revenue and expenses for financial reporting and income tax purposes.

Fair Value of Financial Instruments — The carrying values of cash and cash equivalents, commissions receivable, commissions payable, and accounts payable approximate fair values due to short term maturities.

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation — The Company had a net loss during the current year. Management believes that the Company has sufficient cash balances to fund operations in the following year and that Beneficial Life will continue to support the Company.

Recently Adopted Accounting Pronouncement — In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, *Fair Value Measurements*. Statement of Financial Accounting Standards (SFAS) No. 157 defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. This statement is effective beginning January 1, 2008. The impact of SFAS No. 157 on its financial statements was not significant.

In October 2008, the FASB issued FSP 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* ("FSP 157-3"). FSP 157-3 clarifies the application of SFAS 157 in periods of market dislocation and provides an example to illustrate key considerations for determining the fair value of a financial asset when the market for that asset is not active. FSP 157-3 became effective upon issuance and is applicable for periods for which financial statements have not been issued. The clarifying guidance provided by FSP 157-3 did not result in a change to the Company's application of SFAS 157 and did not have a material impact on the Company's financial condition and results of operations at adoption.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. Although this statement is voluntary, it is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, *Fair Value Measurements*. Since the Company did not make any fair value elections under SFAS No. 159, this statement did not have a material impact on the Company's statement of financial condition and results of operations.

In June 2006, the FASB issued Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. On February 1, 2008, the FASB issued Staff Position (FSP) FIN 48-2, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises*, which provides that nonpublic enterprises that have not issued a full set of U.S. GAAP annual financial statements incorporating the recognition, measurement, and disclosure requirements of FIN 48 are eligible to defer the adoption of FIN 48 until fiscal years beginning after December 15, 2007. On December 30, 2008, the FASB issued FSP FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises*, which again defers the effective date of Interpretation 48 for nonpublic enterprises to the annual financial statements for fiscal years beginning after December 15, 2008. The Company is eligible for the deferral and is currently evaluating the impact the adoption of FIN 48 will have in 2009 on its financial statements.

In December 2007, the FASB issued SFAS No. 141R, *Business Combinations* (SFAS 141R), which replaces SFAS No. 141, *Business Combinations* (SFAS 141). Among other things, SFAS 141R broadens the scope of SFAS 141 to include all transactions where an acquirer obtains control of one or more other businesses; retains the guidance to recognize intangible assets separately from goodwill; requires, with limited exceptions, that all assets acquired and liabilities assumed, including certain of those that arise from contractual contingencies, be measured as their acquisition date fair values; requires most acquisition and restructuring-related costs to be expensed as incurred; requires that step acquisitions, once control is acquired, to be recorded at the full amounts of the fair values of the identifiable assets, liabilities and the noncontrolling interest in the acquire; and replaces the reduction of asset values and recognition of negative goodwill with a requirement to recognize a gain in earnings. The provisions of SFAS 141R are effective for fiscal years beginning after December 15, 2008 and are to be applied prospectively only. Early adoption is not permitted. The Company will apply the provisions of SFAS 141R as required when effective.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements* (SFAS 160), which changes the accounting and reporting standards for the noncontrolling interests in a subsidiary in consolidated financial statements. SFAS 160 recharacterizes minority interests as noncontrolling interests and requires noncontrolling interests to be classified as a component of shareholders' equity. SFAS No. 160 is effective January 1, 2009, for the Company and will not have a material impact on the Company's financial statements.

In February 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133*, which changes, among other things, the disclosure requirements for derivative instruments and hedging activities. As the Company does not have any derivative instruments and does not engage in hedging activities, the Company does not expect the adoption of SFAS No. 161 to have a material impact on the Company's financial statements.

In January 2009, the FASB issued FSP EITF 99-20-1, *Amendments to the Impairment Guidance of EITF Issue No. 99-20* ("FSP EITF 99-20-1"), which eliminates the requirement that the holder's best estimate of cash flows be based upon those that a "market participant" would use. EITF 99-20 was amended to require recognition of other-than-temporary impairment when it is "probable" that there has been an adverse change in the holder's best estimate of cash flows from the cash flows previously projected. This amendment aligns the impairment guidance under EITF 99-20, "Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets", with the guidance in SFAS No. 115. FSP EITF 99-20-1 retains and re-emphasizes the other-than-temporary impairment guidance and disclosures in pre-existing GAAP and SEC requirements. FSP EITF 99-20-1 is effective for interim and annual reporting periods ending after December 15, 2008. The adoption of FSP EITF 99-20-1 did not have a material impact on the Company's financial statements.

3. TAXES

The income tax benefit for the year ended December 31, 2008, is as follows:

Current	$ 797,684
Deferred	-
Income tax benefit	$ 797,684

A reconciliation of income tax amounts at the federal statutory rate of 35% in 2008 to the provision for income taxes for the year ended December 31, 2008, is as follows:

Amount computed at the federal statutory rate	$ 731,794
State income tax — net of federal tax	67,952
Other	(2,062)
Income tax benefit	$ 797,684

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital is calculated as total capital plus subordinated liabilities less nonallowable assets. At December 31, 2008, the Company had regulatory net capital of $979,111, which was $729,111 in excess of its required net capital of $250,000. At December 31, 2008, the Company's aggregate indebtedness was 1.22 times its net capital.

5. RESERVE AND POSSESSION OR CONTROL REQUIREMENTS

Rule 15c3-3 (the Rule) of the Securities and Exchange Commission provides a formula for the maintenance by broker-dealers of reserves in connection with customer-related transactions and standards regarding the physical possession or control of fully paid and excess margin securities.

There are allowable exemptions to the Rule provided that certain conditions are met. As the Company is a nonclearing broker-dealer, these conditions are satisfied and the Company claims an exemption under subparagraph (k)(2)(ii) of the Rule.

6. RELATED-PARTY TRANSACTIONS

The Company uses office space provided to it by Beneficial Life, and substantially all accounting and administrative functions are provided by Beneficial Life. Beneficial Life allocates a portion of these costs to the Company. For the year ended December 31, 2008, Beneficial Life allocated total operating expenses to the Company of $7,107,094.

At December 31, 2008, the balance due to parent for reimbursement of such expenses consisted of the following:

Expenses paid by Beneficial Life billed to the Company	$ 861,430
Expenses accrued for commissions to be paid by Beneficial Life	214,803
Expenses accrued for salaries and benefits to be paid by Beneficial Life	76,832
Due to parent	$ 1,153,065

The Company also had an income tax receivable from Beneficial Life of $797,684 under its tax sharing arrangement with Beneficial Life.

During 2008, Beneficial Life forgave amounts owed by the Company totaling $1,861,000 such amounts were recorded as contributions to shareholder's equity.

7. COMMITMENTS AND CONTINGENCIES

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the Company's ability to liquidate the customer's collateral at an amount equal to the original contracted amount. Agreements between the Company and its clearing agents provide that the Company is obligated to assume any exposure related to nonperformance by the Company's customers in fulfilling their contractual obligations pursuant to securities transactions, to the extent that the transactions relate to agents of the Company or Beneficial Life. It is the opinion of management that the amount of losses, if any, resulting from this exposure is not likely to be material to the financial position or results of operations of the Company.

The Company is subject to legal proceedings and claims that arise in the ordinary course of business. In the opinion of Company management, the ultimate liability with respect to these proceedings and claims will not have a material adverse effect upon the Company's financial position or results of operations.

* * * * * *

SUPPLEMENTAL SCHEDULE

BENEFICIAL INVESTMENT SERVICES, INC.
SEC I.D. NO. 8-67011

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2008

NET CAPITAL:	
Total shareholder's equity qualified for net capital	$ 2,207,697
Deductions — nonallowable assets:	
Commissions receivable	294,065
Income tax receivable from parent	797,684
Prepaid expenses	36,837
Security deposits	100,000
Total deductions	1,228,585
NET CAPITAL	$ 979,111
AGGREGATE INDEBTEDNESS	$ 1,192,530
MINIMUM CAPITAL REQUIRED	$ 250,000
NET CAPITAL IN EXCESS OF MINIMUM CAPITAL REQUIRED	$ 729,111
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.22 to 1

There are no material differences between the amounts reported above and amounts reported in the the FOCUS report previously filed.

Deloitte

Deloitte & Touche LLP
Suite 1900
299 South Main Street
Salt Lake City, UT 84111
USA

Tel: +1 801 328 4706
Fax: +1 801 366 7900
www.deloitte.com

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

March 25, 2009

To the Board of Directors and Shareholders of
Beneficial Investment Services, Inc.
Salt Lake City, Utah 84136

In planning and performing our audit of the financial statements of Beneficial Investment Services, Inc. (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated March 18, 2009), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Member of
Deloitte Touche Tohmatsu

Beneficial Investment Services, Inc.

SEC I.D. No. 8-67011

Financial Statements as of and for the Year Ended December 31, 2008, Supplemental Schedule as of December 31, 2008, Supplemental Report on Internal Control, and Independent Auditors' Report